Exhibit 2.14

ASSIGNMENT

This Assignment (this “Assignment”) is entered into as of July 30, 2012, by Ferdinand Trading, LLC, a Delaware limited liability company, Brian Ferdinand, Ferris Ventures, LLC an Arizona limited liability company and Robert Keller (each an “Assignor” and together, the “Assignors”), with and for the benefit of Liquid Holdings Group LLC, a Delaware limited liability company (“Assignee”).

WHEREAS, Assignors have developed a software tool for Assignee called Liquid View (the “Software Tool”); and

WHEREAS, the Assignors desires to assign to Assignee all of Assignors’ right, title and interest in and to the Software Tool on the following terms and conditions.

NOW, THEREFORE, in consideration of the foregoing premises, the payment by or on behalf of Assignee of $1,000,000 (one million US Dollars) to Brian Ferdinand (the “Ferdinand Payment”) and $500,000 (five hundred thousand US Dollars) to Robert Keller (the “Keller Payment”) and agreements in this Assignment, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Assignor agree as follows:

1. Assignors do hereby sell, transfer, convey, assign and deliver to Assignee all of Assignors’ right, title and interest in and to the Software Tool, and all copyrights, trade secret rights and other intellectual property rights therein or thereto, together with all claims and causes of action for past infringements of such intellectual property rights, the same to be held by Assignee for Assignee’s own use and enjoyment, and for the use and enjoyment of Assignee’s successors, assigns and other legal representatives, as fully and entirely as the same would have been held and enjoyed by each Assignor if this Assignment and sale had not been made.

2. Assignors’ right, title and interest in and to the Software Tool includes, without limitation, all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as “moral rights” (collectively “Moral Rights”). To the extent such Moral Rights cannot be assigned under applicable law and to the extent the following is allowed by the laws in the various countries where Moral Rights exist, the Assignors hereby waive such Moral Rights and consents to any action consistent with the terms of this Assignment that would violate such Moral Rights in the absence of such consent. Assignors will confirm any such waivers and consents from time to time as requested by Assignee.

3. Assignors hereby covenant and agree to and with Assignee, its successors, legal representatives and assigns, that each Assignor will, without further consideration, sign all documents, take all lawful oaths, and do all acts reasonably requested by Assignee to vest exclusive ownership of the Software Tool and all related intellectual property rights in Assignee.

4. The Assignors, jointly and severally, represent and warrant to Assignee that (i) the Assignors have good and valid title to the Software Tool, free and clear of any charge, limitation, condition, mortgage, lien, security interest, adverse claim, patent claim, encumbrance or restriction of any kind (collectively, “Encumbrances”) and (ii) pursuant to this Assignment, Assignee will acquire good and valid title to the Software Tool, free and clear of any Encumbrance.

5. Each Assignor severally but not jointly represents and warrants to Assignee that (i) such Assignor has full power and authority to execute, deliver and perform its obligations under this Assignment and (ii) this Assignment has been duly executed and delivered by such Assignor, and is legal, valid, binding and enforceable upon and against such Assignor.

6. Each Assignor severally but not jointly represents and warrants to Assignee that the execution, delivery and performance by such Assignor of this Assignment and the consummation by such Assignor of the transactions contemplated hereby do not and will not (a) violate any provision of the organizational documents or bylaws of such Assignor, if such Assignor is not a natural person; (b) violate any federal, state or local statute, law, regulation, order, injunction or decree applicable to such Assignor or the Software Tool or (c) conflict with, create a breach or default under, require any consent of or notice to or give to any third party any right of modification, acceleration or cancellation, or result in the creation of any lien, security interest, charge or encumbrance upon any of the Software Tool pursuant to, any contract, agreement, license, permit or other instrument to which such Assignor is a party or by which such Assignor, or the Software Tool may be bound, affected or benefited.

7. This Assignment shall be governed by and construed in accordance with the internal laws of the State of New York.

8. This Assignment shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, personal representatives and permitted assigns.

9. This Assignment constitutes the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings between the parties with respect to the subject matter hereof and thereof.

10. As of the date hereof, Brian Ferdinand acknowledges receipt from Assignee of the Ferdinand Payment in full and Robert Keller acknowledges receipt from Assignee of the Keller Payment in full.

[Signature Page Follows]

IN WITNESS WHEREOF, the Assignors have executed this Assignment effective as of the date first above written.

Ferdinand Trading, LLC

By:

Name:	Brian Ferdinand
Title:	Principal

Brian Ferdinand

Ferris Ventures, LLC

By:

Name:	Robert Keller
Title:	Principal

Robert Keller